                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number: 0-29782


(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: March 31, 2000

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: WAXS INC.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2200
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[x] |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the prescribed
    |     due date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for the quarter ended March 31, 2000 could not be filed within the Commission's prescribed time period primarily due to (i) difficulties encountered in obtaining required financial information from the European subsidiaries of Long Distance International, Inc., substantially all of the assets of which World Access acquired in February 2000; (ii) financial and legal management time and effort associated with World Access' sale of Telco Systems, Inc. in April 2000; and (iii) financial and legal management time and effort associated with the pending mergers with STAR Telecommunications, Inc. and Communication TeleSystems International d/b/a WORLDxCHANGE Communications.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Mark A. Gergel          (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes    _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's March 31, 2000 financial results were significantly changed over the comparable period in 1999. Please refer to the Company's press release dated May 10, 2000 which contains the Consolidated Balance Sheets as of March 31, 2000 and December 31, 1999 and Statements of Operations, for the three months ended March 31, 2000 and March 31, 1999, attached hereto, that disclose selected financial information.

World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2000              By: /s/ Martin D. Kidder
                                   -------------------------
                                     Martin D. Kidder
                                     Vice President and
                                     Controller

Exhibit No. 1

[GRAPHIC OMITTED]


                WORLD ACCESS REPORTS STRONG FIRST QUARTER RESULTS

          Record Revenue and Strong Showing in Europe Validate Strategy

             EBITDA and Cash EPS Results Exceed Consensus Estimates

 Pro Forma Revenue up $70 million, and EBITDA up $18.5 Million, Year-over-Year


         Atlanta, Georgia - May 10, 2000 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its first quarter revenue from continuing operations was a record $255.5 million, an increase of $170.4 million or 200% over revenue realized in the first quarter of 1999. For the three months ended March 31, 2000, the Company realized earnings before interest, foreign exchange gains or losses, taxes, depreciation and amortization ("EBITDA") from continuing operations of $7.9 million, or $0.09 per diluted share, compared to $1.2 million, or $0.03 per diluted share, in the year-ago period.

         The net loss from continuing operations was $17.8 million for the first quarter, which includes $17.8 million of depreciation and amortization expense, and $11.4 million in net interest expense and foreign exchange gains. This compares to a net loss of $2.5 million in the first quarter of 1999. The net loss per share for the quarter was $0.33, compared to $0.07 in the comparable 1999 period. Cash earnings per share, which adds back the amortization expense associated with goodwill, was a loss of $0.11, compared to a loss of $0.04 in the first quarter of 1999.

         The first quarter results include a full quarter of FaciliCom International, Inc., which was acquired in December 1999, and the results of the NETnet operations from February 11, 2000, the date on which these operations were acquired from Long Distance International, Inc. As a consequence of the acquisitions, the Company realized nearly 40% of its total revenue from European originated traffic, of which approximately 17% came from European retail customers.

         Comparing first quarter results with pro forma results for the first quarter of 1999, assuming the acquisitions of FaciliCom and NETnet had occurred as of January 1, 1999, revenues increased approximately $70 million or 35%, and EBITDA improved from approximately ($10.5) million to $7.9 million.

         John D. Phillips, Chairman and Chief Executive Officer, said, "We are pleased to have met our business plan objectives and exceeded the market's expectations with the first quarter results. In addition, we have begun showing considerable progress toward our European strategy, by exhibiting the impact of the NETnet and Facilicom acquisitions on our changing mix of business. We expect to see European revenue and retail revenue continue to increase as a percentage of total revenue."

         "During the quarter, we completed the integration of FaciliCom and made substantial progress in integrating the NETnet operations into World Access," Mr. Phillips continued. "We expect to continue to see benefits in NETnet margins as we migrate the retail traffic onto our own network. This is expected to be completed during the second quarter."

         World Access' balance sheet was strengthened during the first quarter by a private equity placement and by the liquidation of substantially all of the assets of the CIS division. In addition, the Company reached agreements during the first quarter to sell its Telco Systems and Wireless Local Loop divisions. Both transactions were completed in early April, further enhancing the Company's cash position.

         Mr. Phillips commented, "We have made tremendous progress on our divestiture plan which we announced in December. The Company has successfully divested itself of all of its Equipment Group assets except for our NACT Switching division. The monetization of these assets has so far generated in excess of $440 million in gross proceeds. While we have not yet received an offer for NACT which we believe appropriately values its operating performance, R&D initiatives and growth prospects, we will continue to profitably manage NACT until such time as an acceptable offer is presented to us. Lindsay Wallace, President of our Equipment Group, is in the process of relocating to Utah to assume the role of President of NACT.

         "We are extremely optimistic about our strategic development,"
Mr. Phillips added. "We believe that we have the management and financial resources, as well as the scale and critical mass, to successfully pursue our consolidation strategy in the European SME market. Our pending acquisitions of WorldxChange Communications and STAR Telecom will position us as one of the leading independent telecom providers in Europe."

About World Access

         World Access is focused on being a leading provider of bundled voice, data and Internet services to retail and carrier customers located throughout Europe. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

         This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Registration Statement on Form S-3 (No. 333-79097), both of which are incorporated by reference into this press release.

World Access Contact:               Michael F. Mies
(404-231-2025)                      Senior V.P. of Finance

http://www.waxs.com

World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data

(In thousands, except per share data)


                                             Three Months Ended March 31
                                                2000            1999
                                             ---------------------------
                                                     (Unaudited)
Statement of Operations Data:

Carrier services                             $ 239,256        $  85,098
Retail services                                 16,285             ---
                                             ---------        ---------
   Total Revenue                               255,541           85,098

Cost of services                               223,855           80,154
Selling, general and administrative             21,861            3,419
Depreciation and network amortization            5,551            1,259
Goodwill amortization                           12,208              978
Provision for doubtful accounts                  1,915              350
                                             ---------        ---------
   Total Operating Expenses                    265,390           86,160
                                             ---------        ---------
   Operating Loss                               (9,849)          (1,062)
Interest and other income                        2,619              183
Interest expense                                14,545            2,339
Foreign exchange gain                              532             ---
                                             ---------        ---------
   Loss From Continuing Operations
     Before Income Taxes                       (21,243)          (3,218)
Income tax benefit                               3,460              762
                                             ---------        ---------
   Loss From Continuing Operations             (17,783)          (2,456)
Net income (loss) from
  discontinued operations                       (6,374)           4,609
                                             ---------        ---------
   Net Income (Loss)                           (24,157)           2,153
Preferred stock dividends                          632             ---
                                             ---------        ---------
   Net Income (Loss) Available to
     Common Stockholders                     $ (24,789)       $   2,153
                                             =========        =========

World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data

(In thousands, except per share data)


                                             Three Months Ended March 31
                                                2000            1999
                                             ---------------------------
                                                     (Unaudited)
Statement of Operations Data:

Income (Loss) Per Common Share:
   Basic:
     Continuing Operations                   $   (0.33)       $   (0.07)
     Discontinued Operations                     (0.12)            0.13
                                             ---------        - -------
     Net Income (Loss)                       $   (0.45)       $    0.06
                                             =========        =========
   Diluted:
     Continuing Operations(a)                $   (0.33)       $   (0.07)
     Discontinued Operations(a)                  (0.12)            0.13
                                             ---------        ---------
     Net Income (Loss)(a)                    $   (0.45)       $    0.06
                                             =========        =========
Weighted Average Shares Outstanding:
   Basic                                        55,189           36,089
                                             =========        =========
   Diluted                                      88,153           39,547
                                             =========        =========


Other Financial Data for Continuing Operations:

EBITDA                                       $   7,910        $   1,175
                                             =========        =========
EBITDA Per Diluted Share                     $    0.09        $    0.03
                                             =========        =========
Cash Earnings (Loss) (b)                     $  (6,207)       $  (1,478)
                                             =========        =========
Cash Earnings (Loss) Per
  Fully Diluted Share (a)                    $   (0.11)       $   (0.04)
                                             =========        =========


(a) For purposes of reporting loss amounts per diluted share, potential common shares consisting of shares subject to stock options and warrants, convertible notes and convertible preferred stock are excluded as their effect would be anti-dilutive. Therefore, the basic weighted average shares were used in the computation of loss amounts per diluted share.

(b) Cash earnings (loss) represents earnings (loss) from continuing operations less preferred stock dividends and plus goodwill amortization expense.

World Access, Inc. and Subsidiaries

Consolidated Balance Sheet Data

(In thousands)

                                                March 31       December 31
                                                 2000             1999
                                             ------------------------------
                                                      (Unaudited)
ASSETS
Current Assets
   Cash and investments                      $   189,269        $   147,432
   Restricted cash                                30,847             32,243
   Accounts receivable                           276,637            164,768
   Other current assets                           54,835             24,547
   Net assets held for sale                      238,405            244,388
                                             -----------        -----------
     Total Current Assets                        789,993            613,378
Property and equipment                           154,250            136,033
Goodwill                                       1,081,172            830,234
Restricted cash                                    1,195             14,958
Other assets                                      38,659             35,201
                                             -----------        -----------
     Total  Assets                           $ 2,065,269        $ 1,629,804
                                             ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Short-term debt                           $    74,722        $    83,837
   Accounts payable                              245,305            182,107
   Other accrued liabilities                     101,730             57,590
                                             -----------        -----------
     Total Current Liabilities                   421,757            323,534
Long-term debt                                   413,989            408,338
Noncurrent liabilities                               652                633
                                             -----------        -----------
     Total Liabilities                           836,398            732,505
                                             -----------        -----------
Stockholders' Equity                           1,228,871            897,299
                                             -----------        -----------
     Total Liabilities and
       Stockholders' Equity                  $ 2,065,269        $ 1,629,804
                                             ===========        ===========

                                      ###